Memorandum	May 2, 2011

To	Christina Chalk Paul Dudek Michael McTiernan Angela McHale United States Securities and Exchange Commission

From	Scott I. Sonnenblick Linklaters LLP (counsel to Deutsche Börse AG)	David C. Karp David K. Lam Wachtell, Lipton, Rosen & Katz (counsel to NYSE Euronext)

Deutsche Börse/NYSE Euronext Transaction – Settlement of the Offer and Rule 14e-1(c)

We are writing on behalf of our respective clients, Deutsche Börse AG (“Deutsche Börse”) and NYSE Euronext, as a follow up to our April 12, 2011 and April 27, 2011 conversations relating to the anticipated timeline and mechanics for settlement of the exchange offer by Alpha Beta Netherlands Holding N.V. (“Holdco”) to acquire all of the outstanding ordinary shares of Deutsche Börse (the “Offer”) in connection with the proposed business combination of Deutsche Börse and NYSE Euronext.1

For the reasons stated below, we respectfully submit that the mechanics for the Offer, in which a period of several months may elapse between (a) the expiration of the period during which Deutsche Börse shareholders may accept the Offer and (b) the time when regulatory conditions are satisfied and the ordinary shares are accepted by Holdco and settled (the period between (a) and (b), the “Regulatory Approval Period”), will comply with Rule 14e-1(c) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), even though no withdrawal rights will be extended to tendering shareholders during the Regulatory Approval Period.

The settlement of the Offer will comply with home country practice, and, therefore, will comply with the “prompt payment” requirements of Rule 14e-1(c), as modified by Rule 14d-1(2)(iv). Moreover, as described below, Deutsche Börse shareholders that accept the Offer will continue to have full rights to own, vote and dispose of their tendered shares during the Regulatory Approval Period, and, therefore, the policy objectives of Rule 14e-1(c) (i.e., to ensure that a holders deposited securities

[1]

To the extent that this letter sets forth descriptions and analysis of German law, Linklaters LLP has relied upon its partners licensed to practice law in Germany, and Wachtell, Lipton, Rosen & Katz has relied upon Milbank, Tweed, Hadley & McCloy LLP, German counsel to NYSE Euronext.

are not tied up for an unreasonable length of time) are adequately addressed under the Offer’s structure. Any requirement to offer withdrawal rights during the Regulatory Approval Period would undermine a fundamental aspect of the business combination — ensuring that, after the closing, Holdco is able to treat Deutsche Börse as a dominated subsidiary under German law. Such a withdrawal requirement during the Regulatory Approval Period would also place NYSE Euronext stockholders at a disadvantage, and subject them to an additional degree of risk as compared to the Deutsche Börse shareholders, because NYSE Euronext shareholders would have irrevocably committed to the transaction by the end of the acceptance period, but the Deutsche Börse would not have made the same commitment (and possibly could subject NYSE Euronext shareholders to becoming a stockholder of a company that does not control Deutsche Börse).

Finally, we believe that the Offer for Deutsche Börse can be distinguished from the offers described in the Axel Springer AG (Sept 12, 2005) and ProSiebenSat.1 Media AG (Jan. 30, 2007) no-action letters.

1	Legal Regime Applicable to the Offer

The Offer will be made to all holders of ordinary shares of Deutsche Börse. The Offer will be conducted in accordance with the German Takeover Act and its related offer regulations, as well as Section 14(e) of the Exchange Act and Regulation 14E thereunder. The Offer will not be subject to the requirements of Section 14(d) of the Exchange Act or Regulation 14D thereunder because the Deutsche Börse ordinary shares are not registered pursuant to Section 12 of the Exchange Act.

The Offer will meet the conditions for Tier II exemptive relief (as set forth in Rule 14d-1(d) under the Exchange Act) because Deutsche Börse is a foreign private issuer and U.S. holders own approximately 30% of the outstanding Deutsche Börse ordinary shares, based on a “look-through” analysis conducted by Capital Precision on behalf of Deutsche Börse.

2	Offer Timetable

German law effectively requires Holdco to commence the Offer by May 4, 2011.2 German law will also require that, once the Offer is commenced, the acceptance period for the Offer must be open for a period between four and ten weeks. The acceptance period may be extended for a single additional 2-week period if the Offer is amended (for example, an Offer condition is waived) in the last two weeks of the original acceptance period. Accordingly, the latest date on which the acceptance period of the Offer can expire is at midnight, at the end of July 13, 2011 (or, if an Offer condition is waived during the last two weeks of the acceptance period, at midnight, at the end of July 27, 2011). Under German law as interpreted and applied by BaFin, at the end of the acceptance period, the only conditions that may remain outstanding are regulatory conditions.

[2]

Holdco’s decision to make the Offer was officially published in Germany on February 15, 2011, the date of the announcement of the Business Combination Agreement. German law requires that Holdco submit its tender offer document with the German Federal Agency for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”) within 8 weeks after the formal publication of this Offer notice (i.e., by April 12, 2011). Holdco complied with this requirement by filing a draft of the tender offer document with BaFin on April 12, 2011. BaFin has a period of 10 working days (including Saturdays, but excluding Sundays and public holidays) to review and either approve or reject the tender offer document. BaFin typically is willing to extend this review period for up to 5 working days to allow for amendments to the tender offer document that may be requested by BaFin. Holdco is required to promptly publish the offer document and commence the Offer following BaFin approval. Assuming the maximum review time permitted by BaFin, we expect that Holdco will be required to commence the Offer by May 4, 2011.

Following the publication of the number of acceptances achieved within the acceptance period, there will be a two-week additional acceptance period.

3	Conditions to Completion of the Offer

The completion of the Offer is subject to the satisfaction or waiver of a number of conditions. Pursuant to the Business Combination Agreement, NYSE Euronext’s obligation to complete the Merger is subject to the completion of the Offer and acquisition by Holdco of all of the Deutsche Börse ordinary shares validly tendered and not withdrawn in the Offer. In turn, the completion of the Offer is subject to the satisfaction (or waiver) of a number of conditions (the “Offer Conditions”), including the condition that a majority of the NYSE Euronext stockholders approve the business combination (the “NYSE Euronext Stockholder Approval Condition”) and the condition that at least 75% of the issued Deutsche Börse ordinary shares, on a diluted basis taking into account shares underlying Deutsche Börse options issued as of the commencement of the Offer, be validly tendered and not withdrawn in the Offer (the “Deutsche Börse Minimum Tender Condition”). Under German law as interpreted and applied by BaFin, all of the conditions to an offer, other than regulatory conditions, must be satisfied or waived prior to the expiration of the acceptance period of such offer. The only offer conditions that can remain outstanding after the acceptance period of the offer are regulatory conditions, and, under German law, no conditions, including regulatory conditions, may be waived following the expiration of the acceptance period of the offer. Accordingly, German law will require that the NYSE Euronext Stockholder Approval and Deutsche Börse Minimum Tender Condition be satisfied prior to the acceptance period of the Offer, and only the following Offer Conditions will continue to be in effect following the expiration of the acceptance period of the Offer:

•

Competition Approvals. (i) Any waiting period (and any extension thereof) applicable to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, shall have expired or been terminated, and (ii) the EU Commission shall have, or shall have been deemed to have, cleared the Offer and the Merger pursuant to the Council Regulation (EC) 139/2004 of the European Community; and

•	Exchange Regulatory Approvals. The parties must receive the following regulatory approvals:

(i)	the SEC shall have approved the applications under Rule 19b-4 of the Exchange Act submitted by NYSE Euronext and/or its applicable subsidiaries and by Deutsche Börse and/or its applicable subsidiaries in connection with the transactions contemplated by the Offer and the Merger;

(ii)	the Dutch Minister of Finance (with the advice of the AFM) shall have issued a declaration of non-objection to Holdco pursuant to Section 5:32d of the Dutch Financial Supervision Act (Wet op het financieel toezicht) allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V;

(iii)

the Dutch Minister of Finance (with the advice of the AFM) or the AFM on behalf of the Dutch Minister of Finance, as applicable, shall have confirmed, reissued, renewed or amended, if so required by the Minister of Finance or the AFM, the existing declarations of non-objection issued to NYSE Euronext, NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. pursuant to Sections 5:32d of the Dutch Financial Supervision Act (Wet op het financieel toezicht), in each case allowing the relevant entity to acquire or hold, indirectly or directly, as the case may be, the shares of Euronext Amsterdam N.V., or the Dutch Minister of Finance and the AFM shall not have indicated that any such confirmation, reissuance, renewal or amendment is required;

(iv)	the Dutch Minister of Finance and the AFM shall have reviewed and approved the Offer and the Merger and confirmed, reissued, renewed or amended, if so required by the Minister of Finance or the AFM, the existing exchange license granted to Euronext Amsterdam N.V., NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V., pursuant to Sections 5:26 and 2:96 of the Dutch Financial Supervision Act (Wet op het financieel toezicht), or the Dutch Minister of Finance and the AFM shall not have indicated that any such confirmation, reissuance, renewal, or amendment is required;

(v)	the Dutch Central Bank (De Nederlandsche Bank) shall have issued a declaration of non-objection to Holdco pursuant to Section 3:95(1)(c) of the Dutch Financial Supervision Act (Wet op het financieel toezicht) allowing Holdco to indirectly acquire the shares in Euronext Amsterdam N.V. as well as NYSE Euronext (International) B.V., NYSE Euronext (Holding) N.V. and Euronext N.V. in their capacity as licensed operators of a multilateral trading facility, or the Dutch Central Bank (De Nederlandsche Bank) shall have indicated that such declaration of non-objection is not required;

(vi)	the College of Regulators shall have issued a declaration of non-objection to the Offer and the Merger as required pursuant to the Memorandum of Understanding dated June 24, 2010;

(vii)	the Exchange Supervisory authority of the State of Hesse (Hesissche Börsenaufsichtsbehörde) shall not have prohibited the intended indirect acquisition of a significant participation in Deutsche Börse, Scoach Europa AG and Eurex Frankfurt AG within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act (Börsengesetz), or it shall have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(viii)	the Saxonian Exchange Supervisory Authority (Börsenaufsichtsbehörde des Freistaates Sachsen) shall not have prohibited the intended indirect acquisition of a significant participation in European Energy Exchange AG and EEX Power Derivatives GmbH within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act (Börsengesetz), or it shall have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(ix)

the Berlin Exchange Supervisory Authority (Berliner Börsenaufsichtsbehörde) shall not have prohibited the intended indirect acquisition of a significant participation in Tradegate Exchange GmbH within the period available to it pursuant to Section 6 paras. 1, 2 of the German Stock Exchange Act (Börsengesetz), or it shall have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(x)	the BaFin shall not have prohibited the intended indirect acquisition of a significant participation in European Commodity Clearing AG, Eurex Clearing AG, Eurex Repo GmbH, Eurex Bonds GmbH and Clearstream Banking AG within the period available to it pursuant to Section 2c of the German Banking Act (Kreditwesengesetz), or it shall have issued a corresponding declaration of non-objection with regard to the specifically intended acquisition within this period;

(xi)	the French Banking Regulatory Authority (ACP) shall have granted the approval required pursuant to French Regulation 96-16 of the Comité de la Réglementation Bancaire et Financière (CRBF) relating to the change of ownership and control of Euronext Paris S.A. in its capacity as a credit institution;

(xii)	the French Minister of the Economy shall have granted, upon the advice of the AMF, the approval required pursuant to Article L. 421-9 II of the French Monetary and Financial Code (Code monétaire et financier) relating to the change of ownership and control of Euronext Paris S.A. and BlueNext S.A. in their capacity as market operators;

(xiii)	the U.K. Financial Services Authority (FSA) shall have granted its approval in respect of the change of ownership and control of LIFFE Administration and Management pursuant to Chapter 1A of Part XVIII of the U.K. Financial Services and Markets Act 2000;

(xiv)	the U.K. Financial Services Authority (FSA) shall have granted its approval in respect of the change of ownership and control of LIFFE Services Limited, Secfinex Limited, Smartpool Trading Limited and Fix City Limited pursuant to Part XII of the Financial Services and Markets Act 2000 and Section SUP 11.3.4 R of the Regulatory Processes – Supervision Manual of the FSA Handbook;

(xv)	the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des services et marchés financiers – FSMA) shall not have prohibited the intended change of ownership and control of Euronext Brussels SA/NV within the 30-day period available to it pursuant to Article 19 of the Belgian Law of August 2, 2002 on the Supervision of the Financial Sector and on Financial Services (“Belgian Law of August 2, 2002”), or it shall have issued a corresponding declaration of non-objection in respect of such intended change of ownership and control of Euronext Brussels SA/NV within this period;

(xvi)	Euronext Brussels SA/NV shall have received a confirmation by the Belgian Ministry of Finance regarding the preservation of its status as regulated market and as licensed market operator pursuant to Articles 3, 17 and 18 of the Belgian Law of August 2, 2002, or in the absence of such confirmation, Euronext Brussels SA/NV shall not have received any written notification from the Belgian Ministry of Finance to the contrary;

(xvii)	the Portuguese Minister of Finance shall have explicitly approved of the change of ownership and control of Euronext Lisbon Sociedade Gestora de Mercados

Regulamentados, S.A. (“Euronext Lisbon”) SA upon a positive legal opinion of the Portuguese Commisão do Mercado de Valores Mobiliários (“CMVM”) pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xviii)	the CMVM shall be notified of the change of ownership and control of Euronext Lisbon and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xix)	the CMVM shall be notified of the change of ownership and control of Interbolsa SA and has either not prohibited such change of control within the period available to it or has issued a declaration of non-objection to such change of control each pursuant to Decree-law n° 357-C/2007 of October 31, 2007, as amended;

(xx)	CFIUS shall have granted written notice that the review under Section 721 of the U.S. Defense Protection Act of 1950 of the Offer and the Merger has been concluded and shall have determined that there are no unresolved national security concerns sufficient to warrant a recommendation that the U.S. President block the Offer and/or the Merger under such Section 721 of the U.S. Defense Protection Act of 1950 and advised that action under such Section 721 has been concluded with respect to the Offer and the Merger;

(xxi)	the Luxembourg Supervisory Authority for the Financial Sector (Commission de Surveillance du Secteur Financier) (CSSF) shall not have prohibited the intended indirect acquisition of Clearstream Banking S.A., Clearstream International S.A. and Clearstream Services S.A. within the statutory period available to it pursuant to Articles 6 (5), 6 (16), 18 (5) and 18 (17) of the Luxembourg Financial Sector Act of April 5,1993, or it shall have issued corresponding declarations of non-objection with regard to the acquisition within this period; and

(xxii)	the Luxembourg Supervisory Authority for the Insurance Sector (Commissariat aux Assurances (CAA)) shall not have prohibited the intended indirect acquisition of Risk Transfer Re S.A. within the statutory period available to it pursuant to Articles 94 1 (4) and 94 1 (15) of the Luxembourg Insurance Act of December 6, 1991, or it shall have issued a corresponding declaration of non-objection with regard to the acquisition within this period.

4	Regulatory Approval Period

As discussed above, German law will effectively require that the latest date on which the acceptance period of the Offer can expire is at midnight, at the end of July 13, 2011 (or, if an Offer Condition is waived during the last two weeks of the acceptance period, at midnight, at the end of July 27, 2011). The parties do not expect, however, that all of the regulatory Offer Conditions will be satisfied by this date. In particular, the parties currently expect that the Offer Conditions relating to competition approvals will not likely be obtained until the end of 2011 or, depending on potential regulatory delays, the first quarter of 2012. As a result, the parties expect that the Regulatory Approval Period

(i.e., the period between expiration of the acceptance period of the Offer and the completion of the Offer) could last for a number months.

5	Offer Mechanics and Indicia of Ownership

The tendering and settlement mechanics in Germany are different than in the United States in that the Deutsche Börse shareholders will retain full beneficial ownership over their tendered shares during the Offer, including the Regulatory Review Period. This means the Deutsche Börse shareholders will, at all times during the Offer, have the ability to exercise their rights with respect to their tendered Deutsche Börse ordinary shares, including rights to vote and dispose of such shares, and to receive any dividends with respect to such shares. Deutsche Börse and NYSE Euronext respectfully submit that the nature of the continued availability of these shareholder rights, and, in particular, the existence of the “as-tendered” trading market (which is described in greater detail below) serves the same purpose and function as withdrawal rights during this Regulatory Approval Period.

(a)	Tendering Holders Retain Beneficial Ownership of Tendered Shares

In the Offer, even though shareholders will be required to elect whether to tender their Deutsche Börse ordinary shares prior to the expiration of the acceptance period of the Offer, tendering shareholders will retain beneficial ownership of their shares and will not actually transfer such shares to Holdco or a tender agent until the settlement of the Offer, which will occur upon satisfaction of all regulatory Offer Conditions.

Under German law and market practice, an acceptance of the Offer will be deemed only to be (1) an agreement for the contribution of the number of Deutsche Börse ordinary shares specified in such shareholder’s “declaration of acceptance” (which is the writing used by such shareholder to accept the Offer) and (2) an authorization of the tender agent to subscribe for the Holdco shares to be received for the number of Deutsche Börse ordinary shares specified in such declaration of acceptance. The tendering shareholder will not actually transfer beneficial ownership (title or possession) of the tendered shares to Holdco or a tender agent until the settlement of the Offer, which will occur when all regulatory Offer Conditions are satisfied and Holdco accepts such tendered shares. Upon acceptance of the tendered shares, Holdco will issue and deliver the Holdco shares to be issued as consideration promptly following termination of the Offer, within a maximum period of seven banking days, in accordance with German market practice. We have been informed by our clients that Holdco expects to use its reasonable best efforts to settle the Offer in a shorter period than seven banking days.

(b)	Tendering Holders Retain Dividend and Voting Rights

Because the Deutsche Börse shareholders will retain their beneficial ownership of their tendered shares, they will continue to have all voting and dividend rights over these shares and will be able to exercise those rights on the same basis as a non-tendering holders. No intermediation with Holdco or a tender agent will be required to exercise those rights.

(c)	As-Tendered Trading Market

During the Regulatory Approval Period, it is anticipated a liquid trading market will exist for tendered Deutsche Börse ordinary shares and shareholders that have tendered their

Deutsche Börse ordinary shares may dispose of such shares in the “as-tendered” trading market.

Holdco intends to apply to include the tendered Deutsche Börse ordinary shares for trading on the regulated market of the Frankfurt Stock Exchange under a new ISIN as of the second trading day following the commencement of the Offer. Therefore, an “as-tendered” market for the Deutsche Börse ordinary shares will be available at all times after the expiration of the acceptance period of the Offer until the actual acceptance of the Deutsche Börse ordinary shares. Deutsche Börse ordinary shares not tendered will continue to be traded on the Frankfurt Stock Exchange under their existing ISIN.

In connection with the application to include the as-tendered Deutsche Börse ordinary shares for trading in the as-tendered market, Deutsche Börse will appoint a designated sponsor to offer binding bid and ask quotes for the as-tendered shares. The readiness of the designated sponsor to enter quotes is intended to make a market and ensure that shareholders are able to buy or sell the as-tendered Deutsche Börse ordinary shares at almost any time as well as enhance liquidity of the trading market for such shares. The quotes from the designated sponsor will be required to satisfy certain minimum requirements as set by the Frankfurt Stock Exchange. These requirements include a minimum quote size (smallest permissible number of shares on the buy and sell side), maximum bid/ask spread (largest permissible spread between bid and ask limit) and minimum percentage of quoting in auctions and continuous trading.

According to the most recent data available, there are approximately 186,000,000 Deutsche Börse ordinary shares issued and outstanding and an additional approximately 9,000,000 ordinary shares held in treasury. No person holds more than 5% of these shares. The Deutsche Börse ordinary shares are widely traded, with an average daily trading volume for the Deutsche Börse ordinary shares for the 30 days prior to the date hereof of approximately 1.202 million shares. The average daily trading volume for the Deutsche Börse ordinary shares for the 30 days prior to February 15, 2011, the date of the announcement of the Business Combination Agreement, was 1.637 million shares. The Deutsche Börse Minimum Tender Condition also requires that 75% of the issued Deutsche Börse ordinary shares, on a diluted basis taking into account shares underlying Deutsche Börse options issued as of the commencement of the Offer and ordinary shares held in treasury, be validly tendered and not withdrawn in the Offer. Accordingly, if there exists a Regulatory Review Period, at least 146,250,000 Deutsche Börse ordinary shares will be “as-tendered” publicly traded shares during this period. Even if the parties were to reduce the Deutsche Börse Minimum Tender Condition to a majority (as opposed to 75%) of the issued shares, at least 97,500,000 Deutsche Börse ordinary shares will be available for trading as “as-tendered” publicly traded shares during this period.

6	Compliance With Rule 14e-1(c)

This section addresses why Deutsche Börse and NYSE Euronext respectfully submit that the Offer, as outlined above, will comply with Rule 14e-1(c) under the Exchange Act. Furthermore, following up on our conversation with certain members of the Staff on April 12, 2011 regarding the no-action letters in Axel Springer AG (Sept 12, 2005) and ProSiebenSat.1 Media AG (Jan. 30, 2007), we also explain why the Offer for Deutsche Börse ordinary shares can be distinguished from those precedents.

(a)	Plain Wording of Rule 14e-1(c)

Rule 14e-1(c) under the Exchange Act provides that “no person who makes a tender offer shall…fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer.”

Deutsche Börse and NYSE Euronext believe that the Offer will comply with the plain wording of this rule. The Offer will not terminate until satisfaction (or, if permissible, waiver) of all of the Offer conditions, even though the acceptance period for the Offer may have expired at an earlier date. As discussed above, following termination of the Offer, Holdco will accept the tendered Deutsche Börse ordinary shares, and issue and deliver the Holdco shares to the tendering shareholders promptly, within a maximum period of seven banking days, in accordance with German law and market practice. Transfer of title and possession of the Deutsche Börse ordinary shares to Holdco will only occur after satisfaction (or, if permissible, waiver) of all conditions to the Offer. Transfer of title and possession of the tendered shares will not occur at the expiration of the acceptance period of the Offer. Accordingly, although there may be a delay between the expiration of the acceptance period and termination of the Offer, there will not be more than seven business days between the termination of the Offer and the payment of the Holdco shares. If the Offer’s regulatory conditions are not satisfied, the Offer will be withdrawn, and tendered Deutsche Börse ordinary shares will promptly assume their original ISIN and trade normally after such point.

Moreover, because the Offer will be conducted as Tier II offer, Rule 14d-1(2)(iv) under the Exchange Act provides that “payment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Rule 14e-1(c)”. The settlement process contemplated here complies with German law and practice and, therefore, should be permissible under Rule 14e-1(c).

(b)	Policy Objectives of Rule 14e-1(c)

The policy concerns embodied in Rule 14e-1(c) are also met. Rule 14e-1(c) was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” Release 34-16384 (November 29, 1979). As noted in the final rulemaking release adopting Rule 14e-1(c), “a memorandum from the Division of Corporation Finance which was submitted to the Senate Committee considering the Williams Act amendment pursuant to the request…for examples of how the Commission proposed to implement the grant of rulemaking authority under Section 14(e) identified one area to be addressed by the rulemaking authority as the situation in which…[t]he person who makes a tender offer may fail (a) to pay for securities purchased, or (b) to return to their owner’s [sic] securities not purchased promptly upon the termination of the tender offer in accordance with the practices of the financial community for settlement of transactions, usually within five days.” Id. at n. 36. In a typical tender offer for securities issued by a corporation organized in the United States, Rule 14e-1(c) is important because, once securities are tendered and withdrawal rights cease to exist, the tendering shareholder no longer has the ability to sell or dispose of the tendered shares because such shares are deposited with a tender agent.

In contrast, under German law and market practice, tendered securities are not actually “tied up” because, as noted above, the tendered security is not actually deposited and the holder of the tendered security retains all indicia of ownership in the tendered shares until the completion of the Offer, including voting rights, dividend rights, rights upon liquidation and the ability to dispose of their shares through a liquid “as-tendered” trading market on the Frankfurt Stock Exchange. The nature of the continued availability of these shareholder rights, and, in particular, the existence of the “as-tendered” trading market serves the same purpose and function as withdrawal rights because shareholders continue to have all indicate of ownership in the tendered shares, including the ability to sell those shares in a liquid market. Therefore, in the Offer, the potential gap in time between the acceptance period and the settlement of the Offer should not raise the policy concerns that Rule 14e-1(c) was designed to address.

If Rule 14e-1(c) were to require that Deutsche Börse shareholders have withdrawal rights after the acceptance period until the settlement of the Offer, this rule would be tantamount to a withdrawal right rule, which we do not believe was the policy reason for the rule given the separate rule on withdrawal rights. Furthermore, the rights of Deutsche Börse shareholders with respect to their tendered shares are fully described in the Offer document, and as such the delay in settlement of the Offer does not constitute a fraudulent, deceptive or manipulative act or practice.

(c)	Axel Springer and ProSiebenSat.1 are Distinguishable From the NYSE Euronext-Deutsche Börse Transaction

We are aware of the no-action letters in Axel Springer AG (Sept 12, 2005) and ProSiebenSat.1 Media AG (Jan. 30, 2007). In each of those transactions, the offeror in a German cross-border transaction to acquire ProSiebenSat.1 Media AG sought relief from Rule 14e-1(c) because of a substantial anticipated delay between the end of the acceptance period and the satisfaction of the regulatory conditions for the offer. In providing no-action relief to each offeror, the Staff noted that the offeror would provide withdrawal rights to the tendering stockholders following the expiration of the acceptance period and the satisfaction of the regulatory conditions for the Offer.

The transactions described in Axel Springer AG and ProSiebenSat.1 Media AG are distinguishable both on a legal basis and as a matter of policy from the Offer here. Furthermore, we believe that the distinguishing facts are compelling in light of the particular facts and circumstances of the Offer.3

(i)	Tier II Offer

The first difference between the Offer for Deutsche Börse and the offer for Axel Springer is that the former will qualify for Tier II exemptive relief, whereas the offer in

[3]	See Commission Guidance and Revisions to Cross-Border Tender Offer, Exchange Offer, Rights Offerings, and Business Combination Rules and Beneficial Ownership Reporting Rules for Certain Foreign Institutions, Release Nos. 33-8957; 34-58597 (Dec. 8, 2008), at Footnote 179 (noting the Commission’s no-action letter in ProSiebenSat.1 Media and stating that the Commission will give consideration to requests for relief from providing back-end withdrawal rights where there is a lengthy regulatory approval process under circumstances where a compelling reason exists). We note that, although the requirement for back-end withdrawal rights does not apply here because this a Regulation 14E-only offering, to the extent the Commission interprets Rule 14e-1(c) to require back-end withdrawal rights, compelling reasons exist for relief.

both Axel Springer and ProSiebenSat.1 Media did not qualify for Tier II exemptive relief. Because the Offer will be conducted as Tier II offer, Rule 14d-1(2)(iv) provides that “payment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Rule 14e-1(c)”. As discussed above, the settlement process contemplated here complies with German law and practice and, therefore, should be permissible under Rule 14e-1(c). Because the offers in Axel Springer and ProSiebenSat.1 Media did not qualify for Tier II relief, the bidders in those transactions did not have available to it the exemption created by Rule 14d-1(2)(iv) (or, because Rule 14d-1(2)(iv) had yet been promulgated by the time of those transactions, a compelling basis to claim that relief equivalent to such exemption should be available to the bidders in those transactions).

The rationale for the adoption of the Tier II exemption was “to allow U.S. holders to participate on an equal basis with foreign security holders” and “to encourage issuers and bidders to extend tender and exchange offers, rights offerings and business combinations to the U.S. security holders of foreign private issuers.” Release No. 33-7759 (October 22, 1999), Section I.A. The 2008 amendments were intended “to expand and enhance the utility of the exemptions available for cross-border business combination transactions” Release No. 33-8957 (December 8, 2008).

Here, the structure of the Offer, including the fact that there will not be withdrawal rights between the end of the acceptance period and the termination of the Offer, satisfies the requirements of German law and practice. It would be at odds with the purpose of the Tier II relief to require withdrawal rights to be available during this period for a smaller set of U.S. holders, when German law does not require that such rights be available during this period for the larger set of German holders. Indeed, requiring such withdrawal rights would be contrary to home jurisdiction law or practice and, as explained below, would be detrimental to U.S. holders in the business combination, thus contravening the Commission’s purpose in creating cross-border tender offer relief.

(ii)	Minimum Tender Condition

A second difference between the Offer for Deutsche Börse and the offer for Axel Springer is that the former has a minimum tender condition, whereas neither of the offers in Axel Springer or ProSiebenSat.1 Media had a minimum tender condition.

The Deutsche Börse Minimum Tender Condition is one of the most critical elements underlying the transaction agreed to in the business combination transaction between Deutsche Börse and NYSE Euronext. The principal premise of the business combination is to combine the businesses of NYSE Euronext and Deutsche Börse under a single holding company in a manner that the combined company can achieve operational efficiencies and scale. Accordingly, the parties agreed to condition the completion of the Offer (and, therefore, the Merger) on the tender of at least 75% of the Deutsche Börse ordinary shares outstanding on a fully diluted basis. Under German law, approval by 75% of those voting is required to approve of a domination agreement, which would enable Holdco to provide binding instructions to Deutsche Börse. To ensure that Holdco can satisfy this 75% requirement, the parties desire Holdco to obtain at least 75% of the outstanding Deutsche Börse ordinary shares. If

Holdco does not acquire this percentage of shares at the closing of the Offer, it may not be able to exercise operational control over Deutsche Börse under German law, and the business combination will not be able to be successfully completed as envisioned and agreed by the parties. Furthermore, the parties believe that Holdco’s ownership of at least 75% of the Deutsche Börse ordinary shares will be important to obtain an IRS ruling that the Merger will not be taxable for U.S. federal income tax purposes to the NYSE Euronext stockholders.

These considerations did not exist in the offers in Axel Springer or ProSiebenSat.1 Media, neither of which offers contained minimum tender conditions. Based on a review of those no-action letters, the bidder in each of those transactions entered into agreements with private parties that would provide the bidder with control over the target company. In connection with its execution of these agreements, the bidder commenced a tender offer for the remaining minority. The bidder did not need a minimum tender condition for the offer because the bidder would control the target company as a result of the private transaction.

In the case at hand, the Deutsche Börse Minimum Tender Condition is fundamental to ensuring Holdco’s control over Deutsche Börse. A requirement to offer withdrawal rights past the acceptance period would jeopardize the ability of Holdco to ensure such control. Indeed, if withdrawal rights were offered after the acceptance period, it is possible that, upon closing, Holdco would end up owning a minority investment in Deutsche Börse, while owning 100% of the NYSE Euronext shares. This possibility is an unacceptable risk for the parties and their respective shareholders, and does not comport with the transaction that each company’s shareholders are being presented with and asked to approve. It is therefore crucial that Holdco be assured that, if the Deutsche Börse Minimum Tender Condition is satisfied as of the end of the acceptance period, it will remain satisfied at the termination of the Offer.

(iii)	Equality of Treatment Between NYSE Euronext Shareholders and Deutsche Börse Shareholders

A third difference is that, if withdrawal rights are provided to the Deutsche Börse shareholders after the acceptance period, then they will be placed on unequal footing as compared to the NYSE Euronext shareholders, who are also making an investment decision regarding the business combination transaction. The concern for inequality of treatment between two sets of shareholders did not exist in the transactions described in Axel Springer nor ProSiebenSat.1 Media because only one set of public shareholders – namely, the public shareholders of the ProSiebenSat.1– were making an investment decision.

As discussed above, under German law, all Offer Conditions, other than regulatory conditions, must be satisfied by the end of the acceptance period, including the NYSE Euronext Shareholder Approval Condition. Once the NYSE Euronext shareholders approve the business combination at the special meeting, they cannot withdraw their vote. Their decision will be binding.

The Deutsche Börse shareholders are making a similar decision regarding the business combination transaction, but their investment decision takes the form of a decision to tender their shares in the Offer, as opposed to a vote at a special meeting. If 75% or more of the Deutsche Börse ordinary shares, on a fully diluted basis, are tendered in the Offer, the Deutsche Börse Minimum Tender Condition is satisfied.

Both the NYSE Euronext shareholders and Deutsche Börse shareholders will continue to hold their respective shares following their respective investment decisions. Pending the conversion of their shares into Holdco shares, both groups of shareholders will retain all rights to their respective shares in the intervening period, including rights to dividend and voting rights. Furthermore, as noted above, both groups of shareholders will be able to sell their shares.

If Deutsche Börse shareholders have the right to withdraw their tendered shares after the expiration of the acceptance period, they will be placed at an advantage compared to the NYSE Euronext shareholders, whose votes will be binding on the NYSE Euronext shareholders following the special meeting. NYSE Euronext respectfully submits that such a result would be improper and that the NYSE Euronext shareholders should not be placed at a disadvantage relative to the Deutsche Börse shareholders in this respect. The form of transaction (merger versus exchange offer) should not provide differing results with respect to either shareholder rights or certainty of closing.

In sum, once the acceptance period expires, the transaction will be “locked up” for NYSE Euronext shareholders if the NYSE Euronext Stockholder Vote is satisfied, and no subsequent shareholder action will be able to undo the shareholder vote. NYSE Euronext shareholders who are unhappy or become unhappy with the outcome of the vote have the right to sell their shares. NYSE Euronext submits that, at the end of the acceptance period, if the Deutsche Börse Minimum Tender Condition is satisfied, the transaction should also be “locked up” for the tendering Deutsche Börse shareholders. Deutsche Börse shareholders who are unhappy or become unhappy with the outcome of the Offer have the right to sell their shares, whether or not they have accepted the Offer.

(iv)	Deutsche Börse Shareholders Will Have a Liquid Market

A fourth difference is that the parties expect that the Deutsche Börse shareholders who tender their shares in the Offer will have a more liquid “as-tendered” market to sell their tendered Deutsche Börse ordinary shares, as compared to “as-tendered” market that existed for shareholders in Axel Springer or ProSiebenSat.1 Media.

According to the most recent data available, there are approximately 186,000,000 Deutsche Börse ordinary shares issued and outstanding and an additional approximately 9,000,000 ordinary shares held in treasury, and no person holds more than 5% of these shares. In addition, the Deutsche Börse ordinary shares are widely traded. The average daily trading volume for the Deutsche Börse ordinary shares for the 30 days prior to the date hereof was approximately 1.202 million shares. The average daily trading volume for the Deutsche Börse ordinary shares for the 30 days prior to February 15, 2011, the date of the announcement of the Business Combination Agreement, was 1.637 million shares. The Deutsche Börse Minimum

Tender Condition also requires that 75% of the issued Deutsche Börse ordinary shares, on a diluted basis taking into account shares underlying Deutsche Börse options issued as of the commencement of the Offer and treasury shares, be validly tendered and not withdrawn in the Offer. Accordingly, if there exists a Regulatory Review Period, more than 139,532,252 Deutsche Börse ordinary shares will be “as-tendered” publicly traded shares during this period. Even if the parties were to reduce the Deutsche Börse Minimum Tender Condition to a majority (as opposed to 75%) of the issued shares, more than 93,021,501 Deutsche Börse ordinary shares will be “as-tendered” publicly traded shares during this period. The appointment of a designated sponsor to make a market in the trading of the as-tendered shares will also help ensure an active and liquid market exists for such tendered shares.

This is in contrast to the “as-tendered” market in Axel Springer or ProSiebenSat.1 Media because, in those transactions, (1) “as-tendered” trading was only available to holders of preference shares, not ordinary shares, (2) there was no minimum tender condition; and (3) a majority of the ordinary shares of the target company were either privately held or were not listed for trading on a securities exchange.

Following a review of similar takeover offers that have occurred under the German Takeover Act, we have discovered only one other offer — Schaeffler KG’s 2008 offer for the shares of Continental AG — where there was a substantial period of time (three months) between the end of the acceptance period and the termination of the offer. In that transaction, 48.32% of the Continental shares were tendered during the acceptance period and Schaeffler secured access to a further 36% via cash-settled equity swaps and other means. After the end of the acceptance period, the trading in as-tendered Continental shares equaled approximately 50% of the average daily trading volume in Continental shares for the period prior to the publication of the intention of Schaeffler KG to launch a takeover offer for the Continental shares. We would expect that, with a 75% minimum tender condition, the trading in as-tendered Deutsche Börse ordinary shares will be significantly greater.

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In sum, we do not believe that the Offer is at odds with either the plain meaning or the intent of the “prompt payment” requirements of Rule 14e-1(c) under the Exchange Act. Moreover, the Offer is different than the transactions in Axel Springer or ProSiebenSat.1 Media in several important ways, including the fact that (1) the Offer will be subject to Tier II relief (and, therefore, Rule 14d-1(2)(iv) is available), and the settlement of the Offer will comply with home country practice; (2) the Offer has a Minimum Tender Condition, which is essential for both the NYSE Euronext shareholders and Deutsche Börse shareholders to ensure that the company in which they are receiving shares has operational control of both NYSE Euronext and Deutsche Börse; (3) the availability of withdrawal rights after the acceptance period would place NYSE Euronext shareholders at a disadvantage relative to the Deutsche Börse shareholders, and such disadvantage should not be created due to the form of transaction (i.e., exchange offer versus merger); and (4) the Deutsche Börse shareholders who have accepted the Offer will retain all indicia of ownership in their shares, including voting rights, dividend rights, rights upon liquidation and the ability to dispose of their shares through a robust and liquid “as tendered” trading market on the Frankfurt Stock Exchange.

Please do not hesitate to contact any of Scott I. Sonnenblick (212-903-9292) of Linklaters LLP or David C. Karp (212-403-1327) or David K. Lam (212-403-1394) of Wachtell, Lipton Rosen & Katz with any further questions.